UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In February 2014 there were not operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives		Quantity	% of participation
			Same type of Shares	Total
Common Shares		1,532,279,718	72.8395	36.4197
Non-Voting Shares		46,367,237	2.2041	1.1020
Closing Balance
Type of Securities/Derivatives		Quantity	% of participation
			Same type of Shares	Total
Common Shares		1,532,279,718	72.8395	36.4197
Non-Voting Shares		46,367,237	2.2041	1.1020

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In February 2014 there were not operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			14,826,048	0.7047	0.3523
Non-Voting Shares			19,747,434	0.9387	0.4693
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			14,826,048	0.7047	0.3523
Non-Voting Shares			19,747,434	0.9387	0.4693

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			0	0.0000	0.0000
Non-Voting Shares			0	0.0000	0.0000
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			0	0.0000	0.0000
Non-Voting Shares			0	0.0000	0.0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In February 2014 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				431,281		0.0205	0.0102
Non-Voting Shares				1,637,413		0.0778	0.0389
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Bradesco S.A. C.T.V.M.	Buy	7-Feb	400	28.56	R$ 11,424.00
Common Shares		Buy	7-Feb	700	28.57	R$ 19,999.00
Common Shares		Buy	7-Feb	3,300	28.58	R$ 94,314.00
Common Shares		Buy	7-Feb	500	28.59	R$ 14,295.00
Common Shares		Buy	7-Feb	100	28.61	R$ 2,861.00
Common Shares		Buy	7-Feb	300	28.62	R$ 8,586.00
Common Shares		Buy	7-Feb	4,700	28.63	R$ 134,561.00
Common Shares		Buy	7-Feb	3,200	28.64	R$ 91,648.00
Common Shares		Buy	10-Feb	100	28.50	R$ 2,850.00
Common Shares		Buy	26-Feb	3,500	28.45	R$ 99,575.00
Common Shares		Total		16,800		R$ 480,113.00
Non-Voting Shares		Buy	21-Feb	13,100	27.27	R$ 357,237.00
Non-Voting Shares		Total		13,100		R$ 357,237.00
Non-Voting Shares		Sell	7-Feb	7,400	26.33	R$ 194,842.00
Non-Voting Shares		Sell	7-Feb	3,000	26.34	R$ 79,020.00
Non-Voting Shares		Sell	7-Feb	3,000	26.35	R$ 79,050.00
Non-Voting Shares		Sell	7-Feb	1,100	26.36	R$ 28,996.00
Non-Voting Shares		Sell	7-Feb	100	26.37	R$ 2,637.00
Non-Voting Shares		Sell	10-Feb	29	26.29	R$ 762.41
Non-Voting Shares		Sell	10-Feb	3,900	26.30	R$ 102,570.00
Non-Voting Shares		Total		18,529		R$ 487,877.41
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				448,147		0.0213	0.0106
Non-Voting Shares				1,637,730		0.0778	0.0389

Note:
New members who belong to the Board of Executive Officers
Maria Isabel Moreschi Rossi - Wife of Mr. Marco Antonio Rossi
Marco Antonio Moreschi Rossi - Son of Mr. Marco Antonio Rossi
Marcel Moreschi Rossi - Son of Mr. Marco Antonio Rossi
Gedson Oliveira Santos
Rachel Ferreira Oliveira Santos - Wife of Mr. Gedson Oliveira Santos
Antonio Ferreira Oliveira Santos - Son of Mr. Gedson Oliveira Santos
Heitor Ferreira Oliveira Santos - Son of Mr. Gedson Oliveira Santo
Isadora Ferreira Oliveira Santos - Daughter of Mr. Gedson Oliveira Santo
Telma Teresinha Domingues Dall`Occo - Wife of Mr. Marcelo Santos Dall'Occo
Vinicius Domingues Dall`Occo - Son of Mr. Marcelo Santos Dall'Occo
André Ferreira Gomes
Daniela Pietrobon Barense Gomes - Wife of Mr. André Ferreira Gomes
Felipe Barense Ferreira Gomes - Son of Mr. André Ferreira Gomes
Artur Barense Ferreira Gomes - Son of Mr. André Ferreira Gomes
Osmar Sanches Biscuola

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In February 2014 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers		(X) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				5,882		0.0002	0.0001
Non-Voting Shares				161,943		0.0076	0.0038
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Bradesco S.A. C.T.V.M.	Sell	21-Feb	300	27.27	R$ 8,181.00
Non-Voting Shares		Total		300		R$ 8,181.00
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				5,882		0.0002	0.0001
Non-Voting Shares				161,643		0.0076	0.0038

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In February 2014 there were not operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(x) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			12,378	0.0005	0.0002
Non-Voting Shares			18,332	0.0008	0.0004
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			12,378	0.0005	0.0002
Non-Voting Shares			18,332	0.0008	0.0004

Note:
New members who belong to the Technical and Advisory Agencies
Paulo Roberto Simões da Cunha
Irene Sumara do Valle - Wife of Mr. Paulo Roberto Simões da Cunha

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 11, 2014

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.